UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Amendment No. 1

Under the Securities Exchange Act of 1934

CONTRAFECT CORPORATION.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

212326102
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Larry N. Feinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 248,700
	6	SHARED VOTING POWER 6,471,072 *
	7	SOLE DISPOSITIVE POWER 248,700
	8	SHARED DISPOSITIVE POWER 6,471,072 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,719,772 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.36% **
12	TYPE OF REPORTING PERSON (See Instructions) IN

*	Includes 1,000,000 shares of common stock issuable upon exercise of warrants.

**	This percentage is based on a total of 80,409,556 shares of common stock outstanding, which is the sum of 79,409,556 shares of common stock outstanding as of November 8, 2018, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities Exchange Commission on November 8, 2018 (the “Quarterly Report”), plus 1,000,000 warrants that are currently exercisable.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,668,049 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,668,049 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,668,049 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.82% **
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	Includes 860,000 shares of common stock issuable upon exercise of warrants.

**	This percentage is based on a total of 80,269,556 shares of common stock outstanding, which is the sum of 79,409,556 shares of common stock outstanding as of November 8, 2018, as reported in the Quarterly Report, plus 860,000 warrants that are currently exercisable.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Institutional Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 656,752 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 656,752 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 656,752 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.83% **
12	TYPE OF REPORTING PERSON (See Instructions) PN

*	Includes 140,000 shares of common stock issuable upon exercise of warrants.

**	This percentage is based on a total of 79,549,556 shares of common stock outstanding, which is the sum of 79,409,556 shares of common stock outstanding as of November 8, 2018, as reported in the Quarterly Report, plus 140,000 warrants that are currently exercisable.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,196,960 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,196,960 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,196,960 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.71% **
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	Includes 1,000,000 shares of common stock issuable upon exercise of warrants.

**	This percentage is based on a total of 80,409,556 shares of common stock outstanding, which is the sum of 79,409,556 shares of common stock outstanding as of November 8, 2018, as reported in the Quarterly Report, plus 1,000,000 warrants that are currently exercisable.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,419,342 *
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,419,342 *
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,419,342 *
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.98% **
12	TYPE OF REPORTING PERSON (See Instructions) CO

*	Includes 1,000,000 shares of common stock issuable upon exercise of warrants.

**	This percentage is based on a total of 80,409,556 shares of common stock outstanding, which is the sum of 79,409,556 shares of common stock outstanding as of November 8, 2018, as reported in the Quarterly Report, plus 1,000,000 warrants that are currently exercisable.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oracle Investment Management, Inc. Employees’ Retirement Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 222,382
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 222,382
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 222,382
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.28% *
12	TYPE OF REPORTING PERSON (See Instructions) OO

*	This percentage is based on 79,409,556 shares of common stock outstanding as of November 8, 2018, as reported in the Quarterly Report.

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The Feinberg Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 51,730
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 51,730
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,730
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.07% *
12	TYPE OF REPORTING PERSON (See Instructions) CO

*	This percentage is based on 79,409,556 shares of common stock outstanding as of November 8, 2018, as reported in the Quarterly Report.

This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) is being filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of ContraFect Corporation, a Delaware corporation (the “Issuer”), to amend the Schedule 13G filed on March 21, 2018 (the “Schedule 13G”), in accordance with the annual amendment requirements. This Amendment No. 1 is being filed on behalf of Oracle Partners, LP, a Delaware limited partnership (“Oracle Partners”), Oracle Ten Fund, LP, a Delaware limited partnership (“Oracle Ten Fund”), Oracle Institutional Partners, LP, a Delaware limited partnership (“Institutional Partners” and, collectively with Oracle Partners and Oracle Ten Fund, the “Oracle Partnerships”), Oracle Investment Management, Inc. Employees’ Retirement Plan, an employee benefit plan organized in Connecticut (the “Retirement Plan”), Oracle Associates, LLC, a Delaware limited liability company and the general partner of Oracle Partners, Oracle Ten Fund and Institutional Partners (“Oracle Associates”), Oracle Investment Management, Inc., a Delaware corporation and the investment manager to Oracle Ten Fund and the Retirement Plan (the “Investment Manager”), The Feinberg Family Foundation, a foundation organized in Connecticut (the “Foundation”), and Larry N. Feinberg, the managing member of Oracle Associates, the sole shareholder, director and president of the Investment Manager and the trustee of the Foundation (each of the foregoing, a “Reporting Person” and collectively, the “Reporting Persons”). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13G.

Item 4.	Ownership:

A.	Larry N. Feinberg
(a)	Amount beneficially owned: 6,719,772
(b)	Percent of class: 8.36%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 248,700
(ii)	Shared power to vote or direct the vote: 6,471,072
(iii)	Sole power to dispose or direct the disposition: 248,700
(iv)	Shared power to dispose or direct the disposition: 6,471,072

B.	Oracle Partners, L.P.
(a)	Amount beneficially owned: 4,668,049
(b)	Percent of class: 5.82%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 4,668,049
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 4,668,049

C.	Oracle Institutional Partners, L.P.
(a)	Amount beneficially owned: 656,722
(b)	Percent of class: 0.83%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 656,722
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 656,722

D.	Oracle Associates, LLC
(a)	Amount beneficially owned: 6,196,960
(b)	Percent of class: 7.71%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 6,196,960
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 6,196,960

E.	Oracle Investment Management, Inc.
(a)	Amount beneficially owned: 6,419,342
(b)	Percent of class: 7.98%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 6,419,342
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 6,419,342

F.	Oracle Investment Management, Inc. Employees’ Retirement Plan
(a)	Amount beneficially owned: 222,382
(b)	Percent of class: 0.28%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 222,382
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 222,382

G.	The Feinberg Family Foundation
(a)	Amount beneficially owned: 51,730
(b)	Percent of class: 0.07%
(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0
(ii)	Shared power to vote or direct the vote: 51,730
(iii)	Sole power to dispose or direct the disposition: 0
(iv)	Shared power to dispose or direct the disposition: 51,730

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2019

/s/ Larry Feinberg
Larry Feinberg, Individually

ORACLE PARTNERS, LP
By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE INSTITUTIONAL PARTNERS, LP
By: ORACLE ASSOCIATES, LLC, its general partner

By: /s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE ASSOCIATES, LLC

By: /s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC.

By: /s/ Larry Feinberg
Larry Feinberg, Managing Member

ORACLE INVESTMENT MANAGEMENT, INC.
EMPLOYEES’ RETIREMENT PLAN

By: /s/ Larry Feinberg
Larry Feinberg, Trustee

THE FEINBERG FAMILY FOUNDATION

By: /s/ Larry Feinberg
Larry Feinberg, Trustee